VIA FACSIMILE AND U.S. MAIL

                                                     	July 12,
2005

Ian Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

	RE:	Form 40-F for Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      File No. 0-20115

Dear Mr. Cameron:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at
(202) 551-3733 or, in his absence, to the undersigned at (202)
551-
3769.


							Sincerely,


						Rufus Decker
								Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE